SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Plan year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

COMMISSION FILE NUMBER 1-3523

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, Kansas 66612

Westar Energy, Inc.

Employees’ 401(k) Savings

Plan

Financial Statements as of December 31, 2004 and 2003 and for

the Year Ended December 31, 2004, Supplemental

Schedule as of December 31, 2004, and Report of Independent

Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2004:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004 -

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)	9

All other schedules required by section 2520.103-10 of the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Benefit Committee of

Westar Energy, Inc. Employees’ 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Westar Energy, Inc. Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 27, 2005

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:

Investments (see Note 3):
Mutual Funds	$222,222,154	$191,420,224
Westar Energy Common Stock Fund	44,125,943	41,312,406
Westar Energy IC Fund	47,374,523	45,898,802
Loan Fund	7,778,598	7,807,307

Total investments	321,501,218	286,438,739

Interest and dividends receivable	455,812	389,550

Contributions receivable:
Employer	83,059	53,347
Participant	246,928	380,442

Total assets	322,287,017	287,262,078

LIABILITIES -

Accounts payable	48,493	14,606

NET ASSETS AVAILABLE FOR BENEFITS	$322,238,524	$287,247,472

See notes to financial statements.

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment Income:
Interest and dividend income	$8,061,994
Net appreciation in fair value of investments	26,678,202

Total Investment Income	34,740,196

Contributions:
Employer	3,410,046
Participant	10,546,263
Rollover	746,493

Total contributions	14,702,802

Transfers to the plan (see Note 8)	14,044

Total additions	49,457,042

DEDUCTIONS:
Benefits paid to participants	14,445,275
Administrative expenses	20,715

Total deductions	14,465,990

NET INCREASE	34,991,052

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	287,247,472

End of year	$322,238,524

See notes to financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Contributions - Participants may contribute between 1 to 50 percent of earnings as defined by the plan. All employees who are eligible to make elective deferrals under the Plan and have attained age 50, are eligible to make catch-up contributions in accordance with the Plan document. In addition to or instead of pretax contributions, participants may elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, an investment contract fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 50 percent by the Company. Contributions up to the first 6 percent of earnings by employees covered by a collective bargaining agreement as defined by the Plan, are matched 65 percent by the Company. The Company matching contribution may be made in either cash or in Westar Energy, Inc. common stock, generally at the option of the Company. All contributions are currently matched in cash. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdraws money from their after-tax account, pre-tax account after age 59½, and/or the Company match account. Company matching contributions are also suspended, for a period of twelve months, in the event a participant receives a hardship withdrawal.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with the Plan.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

Loans to Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Company’s Investment and Benefits Committee, which administers the Plan. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the value of Westar Energy, Inc. common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, which were paid by the participants. The Company has no continuing obligation to pay these expenses.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value except for its benefit responsive investment contracts, which are valued at contract value, which approximates market as determined by the custodian, and participant loans, which are carried at cost which approximates market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Westar Energy Common Stock Fund is valued at its year-end unit closing price (comprised of year end market price plus uninvested cash). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westar Energy Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Westar Energy Common Stock Fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (“IRC”) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant has the right to elect either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company stock in the Westar Energy Common Stock Fund. Dividends paid from the ESOP to participants were $144,060 in 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
Vanguard Windsor Fund	$73,889,035	$67,379,921
Westar Energy Common Stock Fund	44,125,943	41,312,406
Fidelity Magellan Fund		30,369,685
Vanguard PRIMECAP Fund	50,221,822	40,925,311
Vanguard 500 Index Fund	51,543,432	20,156,040
Vanguard Wellington Fund	20,671,909	16,661,139
Westar Energy IC Fund	47,374,523	45,898,802

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,678,202 as follows:

Mutual Funds	$21,734,071
Westar Energy Common Stock Fund	4,944,131

$26,678,202

4.	INVESTMENT CONTRACT

The Plan’s investment in the Westar Energy IC Fund invests in benefit-responsive investment contracts with several insurance companies and banks. The contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value (which approximates fair value) as reported to the Plan by the custodian, which totaled $47,374,523 and $45,898,802 at December 31, 2004 and 2003, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk and the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4 percent for 2004 and 5 percent for 2003. Generally, the crediting interest rates for investment contracts will change quarterly based upon the performance of the underlying investment portfolio. The Fund pays Vanguard Fiduciary Trust Company, the Plan’s trustee, a flat administrative fee of $100,000 per year, which is included as a reduction to the Fund’s earnings.

During 2003, the Company’s Investment and Benefits Committee determined and approved the movement of the Westar Energy IC Fund to the Vanguard Retirement Savings Trust, a common/collective trust, as the investment contracts within the Westar Energy IC Fund mature.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Westar Energy Common Stock Fund includes transactions that also qualify as party-in-interest transactions.

8.	TRANSFERS TO THE PLAN

On January 1, 2003 and March 19, 2003, the Company re-acquired two subsidiaries, Protection One Data Services, Inc. and AV One, Inc., that previously had been sold to Protection One, Inc. (“Protection One”). The Company allowed employees of these subsidiaries with a balance in the Protection One 401(k) Plan to transfer the balance to the Plan. During 2003 and 2004, these employees transferred to the Plan $969,527 and $14,044, respectively.

9.	SUBSEQUENT EVENTS

Effective January 1, 2005, the Plan was amended to change the employer match for non-union employees from 50% to 65% of the first 6% of employee contributions to the Plan.

* * * * *

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)

DECEMBER 31, 2004

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value
*	Vanguard Windsor Fund	Mutual Fund	4,089,045	**	$73,889,035

*	Vanguard PRIMECAP Fund	Mutual Fund	806,129	**	50,221,822

*	Vanguard 500 Index Fund	Mutual Fund	461,693	**	51,543,432

*	Vanguard Wellington Fund	Mutual Fund	684,727	**	20,671,909

*	Vanguard Total Bond Market Index Fund	Mutual Fund	524,911	**	5,390,835

*	Vanguard Prime Money Market Fund	Mutual Fund	5,270,998	**	5,270,998

*	Vanguard Mid-Cap Index Fund	Mutual Fund	305,604	**	4,779,642

*	Vanguard Small-Cap Index Fund	Mutual Fund	196,638	**	5,273,837

*	Vanguard Total International Stock Index Fund	Mutual Fund	411,162	**	5,180,644

	Total Mutual Funds				222,222,154

*	Westar Energy Common Stock Fund	Company Stock Fund	3,581,651	**	44,125,943

	Westar Energy IC Fund:

	John Hancock Life Insurance Company, matures 1/31/2005	Investment contract #15073	1,990,877	**	1,990,877

	JP Morgan WRESO, matures 12/27/2006	Investment contract #AWRES01	9,268,678	**	9,268,678

	Metropolitan Mutual Life Insurance, matures 10/15/2006	Investment contract #28407	3,482,327	**	3,482,327

	Rabobank Nederland, matures 6/29/2007	Investment contract #WRS070101	7,445,283	**	7,445,283

	State Street Bank & Trust, matures 9/30/2007	Investment contract #101015	8,333,743	**	8,333,743

	IXIS Capital, Matures 9/30/2007	Investment contract #185101	3,717,198	**	3,717,198

	GE Life and Annuity Assurance, matures 5/30/2007	Investment contract #3829	1,592,964	**	1,592,964

	* Vanguard Retirement Savings Trust IV	Common Collective Trust	10,510,571	**	10,510,571

	* Vanguard Prime Money Market Fund	Money-Market	1,032,882	**	1,032,882

	Total Westar Energy IC Fund				47,374,523

*	Loan Fund	Various participants, interest rates ranging from 4.1% to 14%, maturities through November 22, 2034.		**	7,778,598

	Total Investments				$321,501,218

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date
/s/ Greg A. Greenwood Greg A. Greenwood	Chairman	June 28, 2005

/s/ Mark A. Ruelle Mark A. Ruelle	Member	June 28, 2005

/s/ Larry D. Irick Larry D. Irick	Member	June 28, 2005

/s/ Bruce A. Akin Bruce A. Akin	Member	June 28, 2005

/s/ Caroline A. Williams Caroline A. Williams	Member	June 28, 2005

/s/ Douglas J. Henry Douglas J. Henry	Member	June 28, 2005